
Photo: Carrington Spires

INVEST IN **SECOND ACT THEATRICAL CAPITAL**

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Innovating Broadway by Opening New Pathways for You to Invest and Produce

LEAD INVESTOR

Arianna Afsar

Democratizing how we invest in theater might be the only way we can truly move the needle forward. Art has the power to change culture and culture has the power to change policy, but this can only be fully realized when we start challenging the nucleus of decision-making and who we empower as financial participants. Second Act Theatrical Capital is addressing just that because they believe the invitation to become a stakeholder should and must be open to all.

Invested $2,500 this round

Learn about Lead Investors

theindustrystandardgroup.com New York NY

Entertainment | Art | Theater | Travel & Tourism | Black Founder

OVERVIEW UPDATES WHAT PEOPLE SAY ASK QUESTION

Highlights

1. 🎭 Our 8 BIPOC founders came together with a mission for more equitable representation in theatre

2. 🏆 Collectively, we are Tony and Drama Desk Award winners and have worked on 75+ Broadway shows.

3. 💰Broadway has grossed $1.5 billion/year. We are the first to open the door to all!

4. 💫 We are partnering with 20 of the top Broadway producers across the industry

5. 🎟️Your ticket to Broadway producing, but at an unparalleled rate (3% of the typical min.)

6. 🚦Be a part of green-lighting a Broadway show!

7. 👯 Investors get access to Industry engagement activities (socials, classes, talk backs, etc.)

8. 🤝 Our portfolio will be built with collaboration from our entire investor community

Our Team



Rashad V. Chambers Founder

Tony Award-Winning Producer | Talent Manager | Recent Projects: LITTLE GIRL BLUE, CAROLINE OR CHANGE, AIN'T TOO PROUD, THE INHERITANCE



Miranda Gohh Founder

Producer | Founder of Theatre Producers of Color (TPOC) | Associate Producer with Davenport Theatrical Enterprises | Recent credits: IS THIS A ROOM, DANA H.



Adam Hyndman Founder

Tony Award-Winning Producer | Performer | Director | Activist | Recent credits: THE INHERITANCE, HADESTOWN, ONCE ON THIS ISLAND

SEE MORE

You're invited to the future of Broadway!

We are Second Act Theatrical Capital (2ATC) – a BIPOC-founded company that produces and invests in commercial theatrical productions like Broadway shows. We specialize in working on shows that prioritize BIPOC narratives and creators, not just on the stage but behind as well. Like *Hamilton* and *Ain't Too Proud - The Life and Times of the Temptations* and *Hadestown* have proven, we believe that stories by or about or for BIPOC folks are not just necessary and important, but also exciting and profitable.


Photo of *Hadestown* on Broadway
Produced by 2ATC Industry Advocates
2019 Tony Award Winner: Best Musical



WELCOME TO OUR PRIVATE ROUND!

We are currently 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. At this time, no money or other consideration is being solicited, and no offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed (which will be done exclusively through Wefunder's platform). By completing the INVEST section -- 1.) inputting your amount and 2.) hitting the "INVEST" button -- you will be expressing your interest and making a reservation for that amount. Any indication of interest involves no obligation or commitment of any kind, and you will be notified if/when 2ATC moves to the next stage of development with a formal invitation to the opportunity and the accompanying subscription documents.

CREATING ACCESS

Did you know that 93.6% of producers on Broadway are white*?

The need for disruption, support, and access to make Broadway a more diverse, inclusive, and equitable industry was clear; not simply to support marginalized folks who don't have the same opportunities but also to revitalize the entire industry and bring sustainability for the future of the art form.


AAPAC
2018
2019
The Visibility Report
Racial Representation on NYC Stages
Broadway Producers
White
93.6%
Black
2.6%
Asian American
2.1%
Latinx
1.4%


MENA
0.2%
Indigenous
0%

[*AAPAC Visibility Report 2018-2019](#)

We invite you to help us break open the gates of commercial theater producing & investing. For the first time ever, through 2ATC, investing in Broadway shows is open to anyone, and we envision this flood of new participation to be a bold, beautiful, and diverse one.


Photo of *Once On This Island* on Broadway
Produced by 2ATC Industry Advocates
2018 Tony Award Winner: Best Revival of a Musical

BROADWAY: A BOOMING INDUSTRY AND MARKETPLACE

In recent years, **over 14 million people attended Broadway shows**, with a gross **ticket revenue of over $1.5 billion.**


GROSSES
Season: 2018-19
# of Weeks in Season: 52
Total Gross: $1,829,312,140


Ticket Revenue by Millions
$2,000
$1,500
$1,000
$500
$0
1984-85
1991-92
1999-00
2007-08
2015-19

*<u>Broadway League Research</u>

The Broadway ecosystem is a multi-billion dollar industry and will continue to grow. Until now, investment into this industry has only been available to a small group of people: high net-worth individuals identified as accredited investors.

Broadway productions, as a collective, repeatedly outperform the return rate of the stock market. It is time that this potential was opened up to all!


BROADWAY'S CONSISTENT GROWTH
BROADWAY
STRATEGIC RETURN FUND
300
250
200
150
100
50
0
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
Broadway Gross Receipts
Dow Jones Industrial Average
The data illustrates Broadway's historical growth even during unfavorable market conditions.

From 2017-2019, ticket revenue grew between 5-17% year over year. Many shows were bringing in over a million dollars a week in gross revenue. Those returns went to a small group of folks. 2ATC is opening up a pathway for anyone, particularly BIPOC folks, to become a financial stakeholder in Broadway.

Individual shows on Broadway have profited anywhere from $646,653,776.25 (*Hamilton*) to $239,971,356.64 (*Dear Evan Hansen*) while on Broadway.
*Grosses Data from Broadway Business

UNIQUE FINANCIAL OPPORTUNITY

A standard minimum investment for a single Broadway show starts at $25,000. Investing in 2ATC starts at $500. Not only does 2ATC lower the threshold to becoming a stakeholder in Broadway by an unprecedented amount, investing in us gives you access to the potential returns of an entire (diversified) portfolio of productions. This is a stark difference from the traditional model which sets extremely high investment minimums to participate in a singular production; where your risk is concentrated with all of your "eggs in one basket."


2ATC: Mitigating Risk Across Portfolio
$25,000
Traditional Individual Producer
Minimum Investment
(Per production)
$500
2ATC Stakeholder
Minimum Investment
(All productions in portfolio)

BROADWAY NEEDS YOU!

Be in the room where it happens – make change with us now.

We want to change who a stakeholder is! We built 2ATC specifically with BIPOC investors in mind. It's time to have new perspectives into the field! As a collective, we can influence the work being made and allow more narratives to reflect the world we live in. This is an invitation to all those who believe that too.

What's more, our investors opinions matter to us. We want to hear your thoughts on what you'd like 2ATC to produce! You could even have the opportunity to become even more involved in the producing of projects that particularly speak to you. Influence the cultural fabric of America and invest in what's next.


Photo of *Come From Away* on Broadway
Produced by 2ATC Industry Advocates
2017 Tony Award Winner: Best Director

For the regular American, many, if not all shows they see, whether it's at the high school, community theater, or professional level started out on Broadway. Disrupting antiquated systems at the Broadway-level will have a powerful and lasting ripple effect throughout the theater industry as a whole and set precedents for markets nationwide.


Photo of *Pass Over* on Broadway
Produced by 2ATC Industry Advocates
2021: First Broadway Play To Open



MEMBERSHIP BENEFITS AND COMMUNITY ENGAGEMENT

As an investor in 2ATC, you join a community and receive many exciting benefits from exclusive access to connecting with industry professionals and creatives to educational opportunities.


SECOND ACT THEATRICAL CAPITAL
Benefits include but are not limited to:
- Pro-rata share in Second Act Theatrical Capital (2ATC)
- Access to 2ATC-specific Business of Broadway classes
- Membership socials & internal membership networking events
- Private events with productions & industry insiders
- Industry Events and Broadway Show Nights
- Opportunities to lead or participate in projects related to the shows that 2ATC invests in
- Periodic financial reporting and updates on how 2ATC investments are going
- Membership into The Industry Standard Group (WHO? See below!)

Who founded 2ATC?

Second Act Theatrical Capital (2ATC) is a subsidiary of The Industry Standard Group (TISG). TISG is a community organization that promotes diverse projects

Group (TISG). TISG is a community organization that promotes diverse projects, increases the presence of BIPOC (Black, Indigenous, and People of Color) investors & producers in the commercial producing field, & expands the opportunities that these communities are granted in the industry.


Photo: Carrington Spires

The founders of 2ATC & TISG are a decentralized leadership cohort of BIPOC producers in the commercial theatrical realm that bring expertise and experience from the highest level. We came together through a shared affinity and commonality of often being the only collaborator of color in many rooms on Broadway, and they sought to create change by re-imagining the pathways to participation within the decision-making levels of theater-making.

Select Founding Members Broadway Credits:



HADESTOWN
THE MYTH. THE MUSICAL.
A CHRISTMAS CAROL
ain't too proud
THE LIFE AND TIMES OF THE TEMPTATIONS
THE INHERITANCE
A NEW PLAY. GENERATIONS IN THE MAKING.
PASS OVER
DANA H.
Is This A Room
SHARON D CLARKE
CAROLINE, OR CHANGE
KERRY WASHINGTON
AMERICAN SON
TOM HIDDLESTON
ZAWE ASHTON
CHARLIE COX
BETRAYAL
HAROLD PINTER
JAMIE LLOYD


BE MORE CHILL
THE BROADWAY MUSICAL
ONCE ON THIS ISLAND
THE MUSICAL
BANDSTAND
The New American Musical
MJ THE MUSICAL
jagged little pill
THE MUSICAL

INDUSTRY BUY-IN

We've secured partnerships with top Broadway producers and will be working with them to produce the next hit Broadway shows. These producers have developed shows such as *Pass Over;* the first show to reopen Broadway, the Pulitzer Prize-winning *A Strange Loop*, the Tony Award-winning *Hadestown*, the Tony Award-winning *Come from Away,* and many others.


Introducing our Industry Advocates
Our group of mission-aligned industry allies who are supporting our organization.
Liz Armstrong
Hunter Arnold
Jana Bezdek
Diana DiMenna
Sue Frost
Aaron Glick
Jen Hoguet
Ben Holtzman
Mara Isaacs
Tom Kirdahy
Joey Monda
Dale Mott
Spencer Ross
Matt Ross
Erica Rotstein
Fiona Rudin
Jayne Sherman
Heather Shields
Ron Simons
Rachel Sussman
Barbara Whitman

VALUES AND FUTURE-VISIONING

We are a mission-aligned group led by the belief in the potential for progress and change in our industry!

You should join us if:

- You believe in more equitable producing and prioritizing underrepresented

- You believe in more equitable producing and prioritizing underrepresented voices and BIPOC narratives and creators.
- You are interested in learning more about commercial theater producing and investing and how the whole thing works.
- You seek a mission-aligned community and want to network with a wide range of folks interested in theater.
- You love theater and want to contribute to see meaningful change.
- You want to put your money where your mouth is and you believe in the ability for new narratives to be financially successful


TISG
THE INDUSTRY STANDARD GROUP
Rashad V. Chambers
(He/Him/His)
Miranda Gohh
(She/Her/Hers)
Adam Hyndman
(He/Him/His)
Toni R. Isreal
(She/Her/Hers)
Rob Laqui
(He/Him/His)
Sammy Lopez
(He/Him/His)
Ronee Penoi
(She/Her/Hers)
Cynthia J. Tong
(She/Her/Hers)